UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 14, 2022

Cartesian Growth Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40103	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

505 Fifth Avenue, 15th Floor New York, New York	10017
(Address of principal executive offices)	(Zip Code)

(212) 461-6363

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one class A ordinary share and one-third of one Warrant	GLBLU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	GLBL	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	GLBLW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously reported on a Current Report on Form 8-K of Cartesian Growth Corporation, an exempted company incorporated under the laws of the Cayman Islands (“CGC”), filed with the Securities and Exchange Commission (the “SEC”) on September 20, 2021, CGC announced that it had entered into a business combination agreement (the “Business Combination Agreement” and the transactions described within, the “Business Combination”) with Tiedemann Wealth Management Holdings, LLC, a Delaware limited liability company (“TWMH”), TIG Trinity GP, LLC, a Delaware limited liability company (“TIG GP”), TIG Trinity Management, LLC, a Delaware limited liability company (“TIG MGMT” and, together with TIG GP, the “TIG Entities”), Alvarium Investments Limited, an English private limited company (“Alvarium” and, together with TWMH and the TIG Entities, the “Companies”), Rook MS LLC, a Delaware limited liability company (“Umbrella Merger Sub”), and Alvarium Tiedemann Capital, LLC, a Delaware limited liability company (“Umbrella”).

On February 14, 2022, CGC announced the selection of director nominees to serve on the future board of the combined company following the Business Combination. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Additional Information and Where to Find It

In connection with the proposed Business Combination, CGC has filed a registration statement on Form S-4 that includes a preliminary proxy statement/prospectus in connection with the Business Combination (the “Form S-4”) with the SEC, which includes a preliminary proxy statement/prospectus, and certain other related documents, to be used at the meeting of CGC shareholders to approve the proposed Business Combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CGC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CGC AND THE COMPANIES AND THE BUSINESS COMBINATION. Promptly after the Form S-4 is declared effective by the SEC, the proxy statement/prospectus will be mailed to shareholders of CGC as of a record date to be established for voting on the proposed Business Combination. Investors and security holders will also be able to obtain copies of other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s website at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This communication also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

CGC and its directors and executive officers may be deemed participants in the solicitation of proxies from CGC’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in CGC is contained in CGC’s filings with the SEC, including CGC’s final prospectus relating to its initial public offering, which was filed with the SEC on February 23, 2021, and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants is set forth in the Form S-4 for the proposed Business Combination, as may be amended. TWMH, the TIG Entities, Alvarium, and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of CGC in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is contained in the Form S-4, as may be amended.

2

Forward-Looking Statements

Certain statements made in this Current Report on Form 8-K are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this Form 8-K, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside TWMH, the TIG Entities, Alvarium, or CGC’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include (i) the inability to complete the proposed Business Combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, failure to receive approvals or the failure of other closing conditions); (ii) the inability to recognize the anticipated benefits of the proposed Business Combination; (iii) the inability to obtain or maintain the listing of CGC’s shares on Nasdaq following the Business Combination; (iv) costs related to the proposed Business Combination; (v) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (vi) CGC, TWMH, the TIG Entities, and Alvarium’s ability to manage growth and execute business plans and meet projections; (vii) potential litigation involving CGC, TWMH, the TIG Entities, or Alvarium; (viii) changes in applicable laws or regulations, particularly with respect to wealth management and asset management; (ix) general economic and market conditions impacting demand for CGC, TWMH, the TIG Entities, and Alvarium’s services, and in particular economic and market conditions in the financial services industry in the markets in which CGC, TWMH, the TIG Entities, and Alvarium operate; and (x) other risks and uncertainties indicated from time to time in the Form S-4, including those under “Risk Factors” therein, and in CGC’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. None of CGC, TWMH, the TIG Entities, and Alvarium undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. None of CGC, the TWMH, the TIG Entities, or Alvarium gives any assurance that any of CGC, TWMH, the TIG Entities, or Alvarium, or the combined company, will achieve expectations.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

99.1	Press Release, dated February 14, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CARTESIAN GROWTH CORPORATION

By:	/s/ Peter Yu
Name: Peter Yu Title: Chief Executive Officer

Date: February 14, 2022

Exhibit 99.1

Tiedemann Group and Alvarium Investments Provide

Update on Board Appointments

– Board of Director Appointments Bring Deep Domain Expertise and Experience

in Scaling Wealth and Asset Management Platforms –

– 2021 Financial Performance for the Constituent Firms was

Robust and in Line with Previously Disclosed Estimates –

– Business Combination with Cartesian Growth Corporation is Progressing and with Executed Extension Expected to Close in Summer of 2022 –

NEW YORK, NY, February 14, 2022 – Tiedemann Group1 (“Tiedemann”), Alvarium Investments Limited2 (“Alvarium”), and Cartesian Growth Corporation3 (“Cartesian”)(NASDAQ: GLBL), today announced the selection of director nominees to serve on the future board of the combined company Alvarium Tiedemann Holdings (“Alvarium Tiedemann”). The Alvarium Tiedemann Board will be convened upon the closing of the business combination, which is subject to the registration statement for the issuance of shares in the business combination being declared effective by the SEC, the approval of the proposed business combination by Cartesian’s shareholders, the receipt of regulatory approvals in certain jurisdictions where Tiedemann and Alvarium operate, and other customary closing conditions. Cartesian’s Class A ordinary shares are currently traded on Nasdaq under the symbol “GLBL.” Upon completion of the proposed business combination, Alvarium Tiedemann Class A common stock is expected to be publicly listed under the same ticker symbol.

“We are pleased to announce our board of director nominees which add momentum to our respective firms’ strong performance in 2021. Each firm demonstrated stability and profitability while continuing to drive asset growth with a resilient client base,” said Michael Tiedemann, CEO of the Tiedemann Group. “Our board nominees are proven leaders who bring a depth of expertise and knowledge that complements our existing world-class team. We are looking forward to their significant contributions as we look to scale our global network of capabilities and drive sustainable growth. Our team is preparing for a seamless integration of operations as we eagerly await beginning our journey as a public company.”

“The performance of the constituent firms underscores the compelling rationale for this combination,” Peter Yu, Chairman and CEO of Cartesian added. “We believe Alvarium Tiedemann is uniquely positioned to become a preeminent firm in wealth management, and expect its ability to capitalize on long-term demographic forces to drive the business to even greater heights. I am excited to welcome our director nominees to the Alvarium Tiedemann team. They bring diverse perspectives, experience, and insight that will amplify collaboration and deliver long-term shareholder value during 2022 and beyond.”

The director nominees bring broad geographic expertise and demonstrated leadership through exceptional careers across wealth and asset management. The nominated board includes members of the sponsor group, independent directors, and company executives.

Additional information on the director nominees can be found below:

Michael Tiedemann

Mr. Tiedemann is a Founding Partner and the Chief Executive Officer of Tiedemann Wealth Management Holdings (“TWMH”) as well as the Managing Member and Chief Executive Officer of TIG Advisors. Following the completion of the proposed business combination, Mr. Tiedemann will serve as Chief Executive Officer of Alvarium Tiedemann . Mr. Tiedemann began his career working for TIG as an emerging markets research analyst and continues to serve as Managing Member and Chief Executive Officer of TIG, in addition to his roles at TWMH. In 1994, he joined the equity research group at Banco Garantia, one of Brazil’s leading Investment Banks, and worked closely with Banco Garantia’s Hedge Fund-of-Funds Group. In 1998, when Credit Suisse acquired Banco Garantia, Mr. Tiedemann headed Credit Suisse’s sales trading

[1]

Tiedemann Group comprises Tiedemann Advisors LLC (“Tiedemann Advisors”), a leading independent wealth and investment advisor for high-net-worth families, trusts, foundations and endowments particularly in the U.S.; Tiedemann Trust Company (“Tiedemann Trust”); TIG Advisors LLC (“TIG”), an alternative asset manager; and Tiedemann Constantia, the international operations of Tiedemann.

[2]

Alvarium Investments Limited is a leading independent global multifamily office, providing investment, real estate and merchant banking services to multigenerational entrepreneurs, families, foundations, and institutions.

[3]	Cartesian Growth Corporation is a special purpose acquisition company (“SPAC”).

efforts for Latin America until he left to start TWMH in 2000. He has been recognized by a number of foundations for his charitable contributions and serves as a board member for several philanthropic organizations. He is also a member of TWMH’s Board of Directors and Chairman of the Internal Investment Committee for Tiedemann Advisors, the registered investment advisor subsidiary of TWMH. Mr. Tiedemann received a Bachelor of Arts degree from Ohio Wesleyan University.

Craig Smith

Mr. Smith is a Founding Partner and the President of TWMH overseeing its strategic direction as well as Tiedemann Advisors’ advisor team and client experience. Mr. Smith began his TWMH career in 2000, serving as managing director, trust planning and administration, until his appointment as president in 2004. Previously, Mr. Smith was Vice President of J.P. Morgan & Co., Inc., leading the trust, estate and transfer tax planning services for New England private clients, among other roles. Prior to that, Mr. Smith practiced trust and estate law with the New York law firm, Patterson, Belknap, Webb & Tyler. He also serves on TWMH’s Board of Directors and is Chairman of both the Executive Committee, and the Diversity Equity and Inclusion Committee for Tiedemann Advisors. Mr. Smith earned a Juris Doctor degree from Harvard Law School and graduated magna cum laude with a Bachelor of Arts from New York University.

Spiros Maliagros

Mr. Maliagros is the President of TIG and has served in that capacity since 2007. He joined TIG Advisors in 2006 as general counsel assisting with SEC registration and overseeing all legal matters for the firm. In 2007, Mr. Maliagros was appointed president to support strategic initiatives for TIG Advisors. Most recently, Mr. Maliagros has led the effort to source, evaluate, and execute the growth equity investments made in managers globally. Prior to joining TIG Advisors, from 2001 to 2006, Mr. Maliagros worked for the law firm Seward & Kissel LLP, representing and advising clients in the formation and distribution of domestic and offshore hedge funds, master-feeder funds, and fund-of-funds pursuant to U.S. federal and state securities law. In 2014, Mr. Maliagros was named “Lawyer of the Year” by the Hellenic Lawyers Association. He currently serves as Chairman of the Greek Division Board of Directors for the New York Ronald McDonald House. Mr. Maliagros received a B.A. in government and economics from Dartmouth College and a J.D. from Fordham University.

Peter Yu

Mr. Yu has served as Cartesian’s Chief Executive Officer since its inception and as chairman of the board since the completion of Cartesian’s IPO. He also is a Managing Partner of Cartesian Capital, a global private equity firm and registered investment adviser headquartered in New York City. At Cartesian Capital, Mr. Yu has led more than 20 investments in companies operating in more than 30 countries. Mr. Yu currently serves on the boards of directors of several companies, including Burger King China, Tim Hortons China, PolyNatura Corp., Cartesian Royalty Holdings Pte. Ltd., ASO 2020 Maritime, Flybondi Ltd., and Simba Sleep Ltd. Previously, Mr. Yu served on the boards of directors of Banco Daycoval S.A., GOL Linhas Aéreas Inteligentes S.A., and Westport Fuel Systems Inc. Prior to forming Cartesian Capital, Mr. Yu founded and served as the President and Chief Executive Officer of AIGCP, a leading international private equity firm with over $4.5 billion in committed capital. Prior to founding AIGCP, Mr. Yu served President Bill Clinton as Director of the National Economic Council. A graduate of Harvard Law School, Mr. Yu served as President of the Harvard Law Review and as a law clerk on the U.S. Supreme Court. Mr. Yu received a bachelor’s degree from Princeton University’s Woodrow Wilson School.

Nancy Curtin

Ms. Curtin has been a Partner, Group Chief Investment Officer, Head of Investment Advisory and participant member of the Supervisory Board of Alvarium since 2020. Before joining Alvarium, Ms. Curtin was Chief Investment Officer and Head of Investments at Close Brothers Asset Management (CBAM), a UK investment and financial advice firm focused on private clients, high-net-worth, charities, and family office, from 2010 to 2019 and Managing Partner and Chief Investment Officer of Fortune Asset Management, the UK-based hedge fund and long-only institutional advisory business, from 2002 until its acquisition by CBAM in 2010. Her previous roles also include Managing Partner and Independent Investment Adviser of Internet Finance Partners, a specialist venture capital business of Schroders plc, Managing Director and Head of Global Investments-Mutual Funds for Schroders, and Head of Emerging Markets and part of the senior leadership team for Baring Asset Management. Ms. Curtin started her career in investment banking and M&A, followed by investment leadership in a large single family office, focused on private equity and real estate investments. She has been Chairperson of the Board of Digital Bridge Group, Inc, a leading global investment and operating firm with a focus on identifying and capitalizing on key secular trends in digital infrastructure, since 2021 and has been a member of the Board thereof since 2014. Ms. Curtin is a Summa Cum Laude graduate of Princeton University and has an MBA from Harvard Business School.

Ali Bouzarif

Mr.Bouzarif has been a Member of the Supervisory Board and Partner of Alvarium since 2018. He also serves on the Finance and Compensation Committee of Alvarium. Mr. Bouzarif previously served as the Head of M&A at the Qatar Investment Authority (QIA) from 2007 to 2017. At the QIA, he was a member of the management investment committee and was instrumental in the completion of several notable transactions, such as the acquisition of the Harrods Department store and the merger of the Fairmont Raffles Hotels Group with AccorHotels, among others. During his tenure at QIA, Mr. Bouzarif served as a member of the board of directors and the remuneration committee of Heathrow Airport and American Express Global Business Travel business, a board member and member of the commitment committee of AccorHotels, and a member of the board of Canary Wharf Group. Mr. Bouzarif holds a Master’s degree in Business Engineering from Solvay Brussels School of Economics & Management and is a CFA® charterholder.

Kevin T. Kabat

Mr. Kabat began his career in the banking industry at Merchants National Bank as a consultant before working at Old Kent Financial Corporation where he served in a number of management and executive positions. Between 2001 and 2003 Mr. Kabat was the President of Fifth Third Bank (Western Michigan). In 2003, he assumed the role of Executive Vice President of Fifth Third Bancorp before ultimately becoming President in 2006, serving in that role until September 2012. In 2007, Mr. Kabat became the Chief Executive Officer of Fifth Third Bancorp before retiring from the company in 2016. While serving as Chief Executive Officer of Fifth Third Bancorp, Mr. Kabat also served on its board of directors, as chairman from 2008 to 2010, and as vice chairman from 2012 until his retirement. Mr. Kabat also served as a Director of E*TRADE Financial Corporation, a financial services company, from June 2016 until October 2020. Mr. Kabat has served on the board of directors of UNUM (NYSE: UNUM) since 2008, assuming his current role as chairman in 2017 after having previously served as its lead independent director since 2016. Since 2015, Mr. Kabat has also served as a director of NiSource Inc. (NYSE: NI), an energy holding company, and has served as chairman since 2019. Mr. Kabat earned a B.A. in behavioral and social sciences from Johns Hopkins University, and an M.A. in industrial and organizational psychology from Purdue University.

Timothy Keaney

Mr. Keaney worked for the Bank of New York Company in various executive roles from 2000 until 2006 including head of the asset servicing business, and as head of the Company’s presence in Europe, having management responsibilities for all business activity in that region. Upon the Bank of New York Company’s merger with the Mellon Financial Corporation in 2007 (forming the Bank of New York Mellon Corporation (NYSE: BK)), Mr. Keaney began serving as co-Chief Executive Officer of the BNY Mellon’s asset servicing, and later serving individually as Chief Executive Officer of asset servicing from 2010 until 2012. Mr. Keaney served as Vice Chairman of BNY Mellon from October 2010 until September 2014, and as Chief Executive Officer of Investment Services from 2013 to 2014. Mr. Keaney has served on the Board of Directors of UNUM (NYSE: UNUM) since 2012, currently serving as a member of the Finance Committee and as Chairman of the Audit Committee. Since 2019, Mr. Keaney has also served as a Director for PolySign, Inc., a privately held fintech company. Mr. Keaney earned a B.S.B.A. from Babson College.

Tracey Brophy Warson

Ms. Warson currently works as a strategic advisor for multiple start-up companies and has more than 30 years of experience in the financial services industry. She began her career at Wells Fargo (NYSE: WFC) in 1988 where she served in various executive roles, ultimately becoming Executive Vice President of Private Client Services, a role she served in until 2006. From 2006 until 2010, Ms. Warson worked as Managing Director and Head of the Western Division of US Trust, Bank of America Private Wealth Management. In 2010, she became the Head of the Western Division of Citi Private Bank of Citigroup (NYSE: C) and served in that role until 2014. From 2014 until 2019, Ms. Warson served as Chief Executive Officer of Citi Private Bank (North America) where she led the Private Bank business across 25 offices throughout the U.S. and Canada, overseeing $230 billion in client business volume. Ms. Warson currently serves on the Board of InterPrivate II Acquisition Corp. (NYSE: IPVA), a special purpose acquisition company. In 2021, she also began serving on the Board for SilverSpike Capital, LLC, a privately held company that focuses on investment management primarily in the cannabis and alternative health and wellness industries. In 2019, she was named Chairwoman of Citi Private Bank before ultimately retiring in 2020. Additionally, from 2014-2018 Ms. Warson was also the Co-Chair of Citi Women, Citi’s global strategy to promote the advancement of women. In this role she led the firm’s progress in pay equity, representation, and in having Citi Sign the Women’s Empowerment Principles of the United Nations. Ms. Warson earned a Bachelor of Arts from the University of Minnesota in business administration and French.

Hazel McNeilage

Ms. McNeilage began her career in 1978 at Provincial Life Assurance working in various actuarial roles before transitioning into management with the Liberty Life Association of Africa. Between 1987 and 2000, she served in various roles for Towers, Perrin, Forster & Crosby, including as Head of Investment Consulting for Australia & Asia Pacific. Between 2001 and 2009 she worked at Principal Global Investors in roles such as global head of sales, marketing and client service, head of Asia ex Japan, and head of international investments. During 2010 and 2011 Ms. McNeilage was head of investment management for Queensland Investment Corporation and between 2012 and 2015, she was a consultant to Northill Capital LLP and served as interim CEO for one of their affiliates. Most recently, she was Managing Director for Europe, Middle East and Africa at Northern Trust Asset Management from 2015 to 2018. Ms. McNeilage has served on the Board of Directors of Reinsurance Group of America (NYSE: RGA) as an independent non-executive director since 2018. She is Chair of RGA’s Compensation Committee, serves on their Nominating and Governance Committee, and their Cyber Security and Technology Board Sub-Group. Additionally, Ms. McNeilage serves on the Board of Scholarship America. She is a Fellow of both the Institute of Actuaries in the U.K. and the Institute of Actuaries of Australia, is a Board Leadership Fellow of the National Association of Corporate Directors, and has earned the CERT Certificate in Cybersecurity Oversight from Carnegie Melon University as well as a cybersecurity related certificate from Harvard University. Ms. McNeilage earned a B.S. from the University of Lancaster in economics, mathematics, and operations research.

Judy Lee

Ms. Lee began her career at the Bankers Trust Company in 1988. She was a principal in the global risk management division and a member of the pioneering team that developed quantitative risk and capital methodologies that are now the industry standard. From 1998 to 2000, she was a Partner at Capital Market Risk Advisors, a strategy and risk management consulting firm, and a Partner at Capco, a global business and technology consultancy. Since 2000, Ms. Lee has been the Managing Director of Dragonfly LLC, an international risk advisory firm based in New York, and the CEO of Dragonfly Capital Ventures LLC, which develops and invests in renewable energy in Southeast Asia. Ms. Lee has served on the Board of DBS Group Holdings (OCTM: DBSDY) and DBS Bank Ltd. as an independent non-executive director since 2021. She is a member of DBS Audit Committee, Board Risk Management Committee, Compensation and Management Development Committee, and Sustainability Committee. Since 2020, Ms. Lee has served on the Board of Commercial Bank of Ceylon (CSE: COMB.N0000), where she Chairs the Investment Committee. Additionally, she serves as an independent director of two private companies - SMRT Corporation Ltd., a leading public transport operator in Singapore, where she has been appointed Chair of the Board ESG-Sustainability Committee, and Temasek Lifesciences Accelerator Pte. Ltd. Previously, she was Executive Vice President and served on the Board of Solar Frontier K.K., an integrated solar energy and solutions company. Ms. Lee was appointed a Senior Fellow at the Wharton School of Business at the University of Pennsylvania in 2013, and has been an adjunct professor at Columbia University and Singapore Management University. Ms. Lee is also a current member of the Executive Board of the Stern School of Business at New York University. She earned a B.S. from the New York University Leonard N. Stern School of Business in finance and international business, and an M.B.A. from the Wharton School of Business.

About Alvarium Investments

Alvarium is an independent investment firm, global multi-family office and merchant banking boutique providing tailored solutions for families, foundations and institutions across the Americas, Europe and Asia-Pacific. Alvarium offers direct and co-investment opportunities from specialist alternative managers and real asset operating partners in real estate and the innovation economy. Alvarium has over 220 employees and 28 partners in 13 locations in 10 countries, advising on approximately $22 billion of assets across four service lines — investment advisory, co-investments, merchant banking and family office services. For more information about Alvarium, please visit www.alvariuminvestments.com.

About Tiedemann Advisors

Tiedemann Advisors is an independent investment and wealth advisor for high-net-worth individuals, family offices, trusts, foundations and endowments. Founded in 1999, Tiedemann Advisors has nine offices across the US and provides trust services through Tiedemann Trust Company, a state-chartered trust company located in Wilmington, Delaware. Tiedemann’s international operations, Tiedemann Constantia, is headquartered in Zurich Switzerland. Together, Tiedemann Constantia, Tiedemann Advisors and Tiedemann Trust Company currently oversee $25 billion in assets under advisement. For more information about Tiedemann Advisors, please visit www.tiedemannadvisors.com and www.tiedemannconstantia.com.

About TIG Advisors, LLC

TIG Advisors is a New York-based alternative asset manager with approximately $7 billion in assets under management (inclusive of assets under management of its affiliated managers), focused on making growth equity investments in global alternative specialists. TIG has a strong track record of identifying uncorrelated investment opportunities in both public and private markets, utilizing its long-standing operating platform to assist managers with growth. The firm’s alpha driven investment strategies align with the needs of a diverse global investor base. For more information about TIG Advisors, please visit: www.tigfunds.com.

About Cartesian Growth Corporation

Cartesian Growth Corporation is a blank check company organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, or reorganization or engaging in any other similar business combination with one or more businesses or entities. Cartesian is an affiliate of Cartesian Capital Group, LLC, a global private equity firm and registered investment adviser headquartered in New York City, New York. Cartesian’s strategy is to identify and combine with an established high-growth company that can benefit from both a constructive combination and continued value-creation. Cartesian is an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012. For more information about Cartesian Growth Corporation, please visit www.cartesiangrowth.com.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Cartesian Growth Corporation will merge with and into the Tiedemann Group and Alvarium to form Alvarium Tiedemann, which will be the surviving entity and the going-forward public company, and has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC that includes a proxy statement/prospectus and certain other related documents, to be used at the meeting of Cartesian shareholders to approve the proposed business combination. INVESTORS AND SECURITY HOLDERS OF CARTESIAN GROWTH CORPORATION ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TIEDEMANN GROUP, ALVARIUM, CARTESIAN AND THE BUSINESS COMBINATION. Promptly after the Registration Statement is declared effective by the SEC, the proxy statement/prospectus will be mailed to shareholders of Cartesian as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s website at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Cartesian and its directors and executive officers may be deemed participants in the solicitation of proxies from Cartesian’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Cartesian is contained in Cartesian’s filings with the SEC, including Cartesian’s final prospectus relating to its initial public offering, which was filed with the SEC on February 23, 2021, and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants is set forth in the Registration Statement for the proposed business combination, as may be amended. Tiedemann, Alvarium, and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Cartesian in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the Registration Statement, as may be amended.

Forward-Looking Statements

Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Tiedemann, Alvarium, or Cartesian’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include (i) the inability to complete the business combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, failure to receive approvals or the failure of other closing conditions); (ii) the inability to recognize the anticipated benefits of the proposed business combination; (iii) the inability to obtain or maintain the listing of Cartesian’s shares on Nasdaq following the business combination; (iv) costs related to the business combination; (v) the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (vi) Cartesian, Tiedemann, and Alvarium’s ability to manage growth and execute business plans and meet projections; (vii) potential litigation involving Cartesian, Tiedemann, or Alvarium; (viii) changes in applicable laws or regulations, particularly with respect to wealth management and asset management; (ix) general economic and market conditions impacting demand for Cartesian, Tiedemann, and Alvarium’s services, and in particular economic and market conditions in the financial services industry in the markets in which Cartesian, Tiedemann, and Alvarium operate; and (x) other risks and uncertainties indicated from time to time in the Registration Statement, including those under “Risk Factors” therein, and in Cartesian’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. None of Cartesian, Tiedemann, and Alvarium undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. None of Cartesian, the Tiedemann Group, or Alvarium gives any assurance that any of Cartesian, Tiedemann, or Alvarium, or the combined company, will achieve expectations.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts

Media:

Prosek Partners

Ben Shapiro

bshapiro@prosek.com

Investors:

Prosek Partners

Alex Jorgensen

AlTi@prosek.com